                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                      Subject Company: American Century World Mutual Funds, Inc.
                                       Investment Company Act File No: 811-06247

December 17, 2008                                                     [ACI LOGO]

Dear Client,

We'd like to advise you of a number of  strategic  changes  we are  implementing within our investment group. These moves will enhance our ability to execute our investment  processes  across our various  disciplines  for the  benefits of our clients.

INTERNATIONAL EQUITY
--------------------
We are pleased to announce  that Mark  Kopinski,  senior  vice  president  &
senior portfolio manager, is promoted to Chief Investment Officer, International
Equity. With this promotion,  Mark On, Chief Investment  Officer,  International
Equity,  and  co-portfolio  manager for  Emerging  Markets,  is leaving the firm effective December 19. Mark On's departure was a mutually agreed decision.

With 24 years of investment  experience,  Mark Kopinski was a natural choice for the role, given his tenure and position within the  International  Equity group, his  demonstrated  leadership  skills  and his  dedication  to our  firm and our clients.  Mark was an  inaugural  member of our  International  Equity group and
established   our  first   international   equity   strategies   beginning  with
International  Growth in 1991 and International  Discovery in 1994. Mark briefly left the firm in 1995,  returning in 1997 to launch Emerging  Markets and rejoin
International  Discovery,  where he's served as a portfolio  manager the past 11 years. He is also co-portfolio manager on International  Opportunities.  As with other American  Century CIOs, Mark will continue to dedicate the majority of his time to his portfolio management duties.

During his 16 years with the company, Mark has displayed the qualities we expect from our top leaders in investment  management and has been involved in many key decisions  within the  International  Equity  group.  We are  excited to tap his expertise for the benefit of all of our International Equity clients.

We are actively  searching for a portfolio manager to co-manage Emerging Markets with veteran Portfolio Manager Patricia Ribeiro and anticipate having someone in place during the first quarter 2009.

U.S. GROWTH EQUITY
------------------
We are  combining  the  portfolio  teams for  Ultra and  Select in order to more effectively leverage the analytical resources of the teams. Both strategies will be managed by U.S. Growth Equity Chief Investment  Officer Stephen Lurito,  Vice
President and Portfolio  Manager Keith Lee, CFA, and Portfolio  Manager  Michael
Li, PhD.  They will be  supported  by a team of six  investment  analysts.  As a result of the team consolidation, Tom Telford, CFA, vice president and portfolio manager on Ultra and Technology, is leaving the firm, effective December 19.

                  FOR INSTITUTIONAL USE ONLY/NOT FOR PUBLIC USE

Also,  the Board of Directors  for American  Century Life  Sciences and American
Century  Technology has approved the reorganization of these funds into American
Century  Growth,  contingent upon  shareholder  proxy vote slated for 2009. As a result,  Vice  President and Senior  Portfolio  Manager Arnie  Douville and Vice
President  and  Portfolio  Manager  Christy  Turner,  CFA, are leaving the firm, effective  December 19. Stephen  Lurito will serve as portfolio  manager on both
Life Sciences and Technology until the reorganization is completed.

ASSET ALLOCATION
----------------
We are formally  creating an Asset Allocation  Committee to establish policy and review investment decisions for all of our asset allocation products,  effective
January 1, 2009. Chief Investment Officer Enrique Chang will head the committee, which will be comprised of our five discipline chief investment  officers (CIOs)
and Jeff Tyler,  CFA, senior vice president and senior portfolio  manager on the
Asset Allocation team.

For years, American Century Investments' asset allocation strategies have relied on CIO input when constructing portfolios.  Given the success of our products in the marketplace and the growing importance of asset allocation  portfolios among our clients,  the creation of the Asset Allocation Committee formalizes an input
process  that  has  helped  these  strategies   generate   superior   investment
performance.

As head of the Asset Allocation Committee,  CIO Enrique Chang will be named as a portfolio  manager on each of our asset  allocation  strategies  (LIVESTRONG(TM)
Portfolios,  Strategic  Allocation  series,  One Choice  Portfolios and Learning
Quest(R) 529 Education Savings  Program),  working with Jeff Tyler and Portfolio
Manager Irina Torelli.

We  appreciate  you  entrusting  us with your  assets and assure you that we are committed to your success.  We remain highly confident in our ability to produce superior  results as we maintain a steadfast focus on meeting your needs. If you have  questions,  please call your  American  Century  Investments  relationship manager at 1-800-345-6488.

Best regards,

American Century Investment Services, Inc.

THE  INFORMATION  INCLUDED HEREIN IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF
AN OFFER TO BUY, SHARES OF ANY INVESTMENT  COMPANY,  NOR IS IT A SOLICITATION OF
ANY  PROXY.   AMERICAN   CENTURY   MUTUAL   FUNDS,   INC.   WILL  FILE  A  PROXY
STATEMENT/PROSPECTUS  AND OTHER RELEVANT DOCUMENTS REGARDING THE REORGANIZATIONS
WITH THE U.S.  SECURITIES  AND EXCHANGE  COMMISSION  (THE "SEC").  INVESTORS ARE
URGED TO READ THESE DOCUMENTS  BECAUSE THEY WILL CONTAIN  IMPORTANT  INFORMATION
ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  YOU WILL BE ABLE TO OBTAIN THESE
DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).

YOU SHOULD  CONSIDER  THE  FUNDS'  INVESTMENT  OBJECTIVES,  RISKS,  CHARGES  AND
EXPENSES  CAREFULLY  BEFORE YOU INVEST.  THE FUNDS'  PROSPECTUSES,  WHICH CAN BE
OBTAINED BY CALLING 1-800-345-6488, CONTAIN THIS AND OTHER INFORMATION ABOUT THE
FUNDS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

                  FOR INSTITUTIONAL USE ONLY/NOT FOR PUBLIC USE

American Century Investments
P.O. Box 419385, Kansas City, MO 64141-6385
1-800-345-6488 or 816-531-5575
americancentury.com/ipro

American Century Investment Services, Inc., Distributor
©2008 American Century Proprietary Holdings, Inc.
All rights reserved